As filed with the Securities and Exchange Commission on
                                       Investment Company Act File No. 811-21353

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                             Tender Offer Statement
  Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of
                                      1934

                           --------------------------

                           SEI OPPORTUNITY FUND, L.P.
                                (Name of Issuer)

                           --------------------------

                           SEI OPPORTUNITY FUND, L.P.
                       (Names of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                           --------------------------
                             Timothy D. Barto, Esq.
                   c/o SEI Investments Management Corporation
                            One Freedom Valley Drive
                            Oaks, Pennsylvania 19456
                            Telephone: (610) 676-1114
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                           --------------------------
                                   COPIES TO:

                             Timothy W. Levin, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                             Philadelphia, PA 19103
                            Telephone: (215) 963-5000

                            CALCULATION OF FILING FEE

       ===================================================================
          Transaction Valuation*                    Amount Of Filing Fee**
       -------------------------------------------------------------------
                $4,000,000                                 $470.00
       ===================================================================

* Calculated as the aggregate maximum purchase price for limited partnership interests.

**    Calculated at $117.50 per $1,000,000 of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   N/A          Form or Registration No.: N/A
      Filing Party:             N/A          Date Filed:               N/A

|_| Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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

ITEM 1. SUMMARY TERM SHEET.

      Reference is made to the Summary Term Sheet of the Offer to Purchase dated March 30, 2007 attached as Exhibit B hereto (the "Offer to Purchase"), which is incorporated herein by reference.

ITEM 2. ISSUER INFORMATION.

      (a) The name of the issuer is the SEI Opportunity Fund, L.P. a Delaware limited partnership (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Fund is a "master" fund in a "master/feeder" structure, and the Fund's feeder funds invest substantially all of their assets in the Fund. The principal executive office of the Fund is located at One Freedom Valley Drive, Oaks, Pennsylvania 19456 and the telephone number is (610) 676-1114.

      (b) The title of the securities that are the subject of this offer is limited partnership interests in the Fund ("Interests"). As of January 31, 2007, there was approximately $29.6 million of interests outstanding.

      (c) Interests are not traded in any market, and any transfer of Interests is strictly limited by the terms of the Fund's Agreement of Limited Partnership dated as of September 30, 2003, as amended from time to time (the "Partnership Agreement").

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The Fund is tendering for its own Interests. Reference is hereby made to the section entitled "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a)(1)

      (i) Subject to the conditions set forth in the Offer to Purchase, the Fund is seeking tenders for Interests having an aggregate net asset value on June 30, 2007 not to exceed $4,000,000 (the "Offer").

      (ii) The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of business on June 30, 2007, upon the terms and conditions set forth in the Offer to Purchase. Reference is hereby made to the Cover Page, Summary Term Sheet, and the sections entitled "Offer to Purchase and Price," "Purchases and Payment" and "Certain Conditions of the Offer" of the Offer to Purchase, which are incorporated herein by reference.

      (iii) The Offer is scheduled to expire at 5:00 p.m., Eastern Time, on April 26, 2007, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Offer to Purchase and Price" and "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

      (iv) Not applicable.

      (v) Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Certain Conditions of the Offer" of the Offer to Purchase, which are incorporated herein by reference.

      (vi) Reference is hereby made to the Summary Term Sheet and the sections entitled "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

      (vii) Reference is hereby made to the Cover Page, the Summary Term Sheet and the sections entitled "Procedure for Tenders" and "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

      (viii)  Reference is hereby made to the Summary Term Sheet and the section
entitled   "Procedure  for  Tenders"  of  the  Offer  to  Purchase,   which  are
incorporated herein by reference.

      (ix) Reference is hereby made to the section entitled "Amount of Tender" of the Offer to Purchase, which is incorporated herein by reference.

      (x) Reference is hereby made to the section entitled "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

      (xi) Not applicable.

      (xii) Reference is hereby made to the section entitled "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

      (a)(2) Not applicable.

      (b) Reference is hereby made to the section entitled "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      The Fund's Registration Statement and the Partnership Agreement provide that the Board of Directors of the Fund (the "Board") has the discretion to determine whether the Fund will repurchase Interests from time to time from Investors pursuant to written tenders. The Registration Statement also states that the Fund does not expect to offer to repurchase Interests in the first year following the initial sale of Interests, and that thereafter, SEI Investments Management Corporation, the Fund's investment adviser (the "Adviser"), expects that it will recommend to the Board that the Fund repurchase Interests from Investors four times each year, as of the last business day of March, June, September and December. The Fund is not aware of any other contract, agreement, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between the Fund, SEI Funds, Inc., the Fund's general partner (the "General Partner"), any of the Fund's or the General Partner's executive officers or directors, any person controlling the Fund or the General

Partner, or any executive officer or director of any person ultimately in control of the Fund or the General Partner, with respect to the Interests.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) Reference is hereby made to the section entitled "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

      (b) Reference is hereby made to the section entitled "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

      (c) Reference is hereby made to the section entitled "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference. None of the Fund, the Adviser or the Board has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Participating Shares (other than the Fund's intention to accept subscriptions for Participating Shares on the first business day of each fiscal period) or the disposition of Participating Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment advisers of the Fund, the Board or the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board, to fill any existing vacancy on the Board or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund any portion of the purchase price for Participating Shares acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies; or (g) any actions that may impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, subsections (6), (7) and
(8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a)  Reference  is hereby made to the  Summary  Term Sheet and the section
entitled   "Purchases  and  Payment"  of  the  Offer  to  Purchase,   which  are
incorporated herein by reference.

      (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

      (c) None of the Fund, the Board or the Adviser has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing and/or new Investors, withdrawal of capital from the portfolio funds in which it invests or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Fund does not hold any Interests in treasury. The General Partner does not beneficially own any interests and none of the directors of the Fund beneficially own any Interests.

      (b) There have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the General Partner, any of the Fund's or the General Partner's executive officers or directors, the Adviser, any person controlling the Fund or the General Partner, or any executive officer or director of any person ultimately in control of the Fund, the General Partner, the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

      No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

      (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30d-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.

            Audited financial statements for the period of October 1, 2003 (commencement of operations) to March 31, 2004, which were filed on EDGAR on Form N-CSR on June 9, 2004.

            Unaudited financial statements for the six month period ended September 30, 2004, which were filed on EDGAR on Form N-CSR on December 7, 2004.

            Audited financial statements for the period of April 1, 2004 to March 31, 2005 (fiscal year end), which were filed on EDGAR on Form N-CSR on June 9, 2005.

            Unaudited financial statements for the six month period ended September 30, 2005, which were filed on EDGAR on Form N-CSR on December 6, 2005.

            Audited financial statements for the period of April 1, 2005 to March 31, 2006 (fiscal year end), which were filed on EDGAR on Form N-CSR on June 9, 2006.

            Unaudited financial statements for the six month period ended September 30, 2006, which were filed on EDGAR on Form N-CSR on December 7, 2006.

            2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

            (3) Not applicable.

            (4) The Fund does not have shares, and consequently does not have book value per share information.

      (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

(a)   (1)  None.

      (2)  None.

      (3)  Not applicable.

      (4)  Not applicable.

      (5)  None.

(b) The Offer to Purchase, attached hereto as Exhibit B, is incorporated herein by reference in its entirety.

ITEM 12. EXHIBITS.

      Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

      A.    Cover Letter to Offer to Purchase.

      B.    Offer to Purchase.

      C.    Form of Letter of Transmittal.

      D.    Form of Notice of Withdrawal of Tender.

      E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SEI OPPORTUNITY FUND, L.P.


                                By: /s/ Michael T. Pang
                                    --------------------------------------------
                                    Name: Michael T. Pang
                                    Title: Vice President & Assistant Secretary

Dated: March 22, 2007

                                  EXHIBIT INDEX

                                    EXHIBITS

A.    Cover Letter to Offer to Purchase.

B.    Offer to Purchase.

C.    Form of Letter of Transmittal.

D.    Form of Notice of Withdrawal of Tender.

E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.